                                                                   Exhibit 99.11

                            POINTS INTERNATIONAL LTD.

                  SUPPLEMENT TO MANAGEMENT INFORMATION CIRCULAR

THIS SUPPLEMENT TO THE MANAGEMENT INFORMATION CIRCULAR OF POINTS INTERNATIONAL LTD. (THE "CORPORATION") DATED MARCH 8, 2005 CONTAINS IMPORTANT INFORMATION ABOUT AMENDMENTS TO THE BUSINESS TO BE CONDUCTED AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD ON THURSDAY, MAY 11, 2005. THE SECTION OF THE CIRCULAR CAPTIONED "ELECTION OF DIRECTORS" IS SUPERSEDED IN ITS ENTIRETY BY THIS SUPPLEMENT AND SHAREHOLDERS ARE URGED TO CAREFULLY REVIEW THE INFORMATION CONTAINED HEREIN.

                              ELECTION OF DIRECTORS

Background

On April 4, 2005, the Corporation completed a private placement of approximately
18.1 million Common Shares and one Series Four Preferred Share. In connection with this transaction, and with a view to more closely aligning the size and composition of the Board of Directors of the Corporation (the "Board") with the needs of the Corporation and with current trends in corporate governance, the current size of the Board has been reduced to seven directors and seven directors will stand for election at the Meeting.

Election of Directors

The present term of office of each director will expire immediately prior to the election of directors at the Meeting. In accordance with its authority, the Board has determined that the number of directors to be elected at the Meeting, to serve until the next annual meeting of shareholders or until a successor is elected or appointed, is seven, two of whom are to be elected by the holder of the Series Two Preferred Share, voting separately as a series, and five of whom are to be elected by the holders of the Common Shares and the holder of the Series Two Preferred Share, voting together as a single class. Unless authority to do so is withheld, the shares represented by the proxies in favour of management nominees will be voted in favour of the election of the persons whose names appear below as directors of the Corporation. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, should any nominee be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee at their discretion.

The Board does not have an executive committee, however, the Corporation is required to have an audit committee under the provisions of the Canadian Business Corporations Act (CBCA).

The following table provides certain background information with respect to each nominee for the Board.

                                         PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE YEARS
NAME                          TERM AS              (CURRENT AND FOR PAST FIVE YEARS                COMMON SHARES
DIRECTOR OF CLASSIFICATION    DIRECTOR                  UNLESS OTHERWISE NOTED)                 BENEFICIALLY OWNED
--------------------------   ---------   ----------------------------------------------------   ------------------
Douglas A. Carty(1)          Feb. 2002   Chief Financial Officer, Laidlaw International Ltd.,          5,000
Glen Ellyn, Illinois         - present   a transportation company (Jan. 2003 - present);
Independent                              Chief Financial Officer, Atlas Air Worldwide
                                         Holdings Inc., an air cargo company (Jul. 2001 -
                                         Dec. 2002); Chief Financial Officer, Canadian
                                         Airlines, an airline (Jul. 1996 - Jul. 2000)

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                                      -2-


                                         PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE YEARS
NAME                          TERM AS              (CURRENT AND FOR PAST FIVE YEARS                COMMON SHARES
DIRECTOR OF CLASSIFICATION    DIRECTOR                  UNLESS OTHERWISE NOTED)                 BENEFICIALLY OWNED
--------------------------   ---------   ----------------------------------------------------   ------------------
Marc B. Lavine(1, 2, 4)      Feb. 2000   Chief Executive Officer, President and Director of          6,642,583
Paris, France                - present   Chrysalis Capital II Corporation , a capital pool
Independent                              company (June, 2004 - present); Chief Executive
                                         Officer, President and Director of Chrysalis Capital
                                         Corporation, a capital pool company (Oct., 2003 -
                                         April 2005); Chief Executive Officer, Exclamation
                                         International Incorporated (Jun. 1999 - Feb. 2002)

T. Robert MacLean(3)         Feb. 2002   Chief Executive Officer, Points International Ltd.            345,390
Toronto, Ontario             - present   (Feb. 2002 - present); Chief Executive Officer,
Insider                                  Points.com Inc. (Feb. 2000 - present); President,
                                         Points.com Inc. (Feb. 2000 - Feb. 2002);
                                         Vice-President, other positions, Canadian Airlines,
                                         an airline (1988 - 2000)

John W. Thompson(2)          Feb. 2002   Public company director (Aug. 2000 - present);              1,422,236
Toronto, Ontario             - present   Managing Director, Kensington Capital Partners
Independent                              Limited, an investment and advisory firm (Sept. 1999
                                         - Oct. 2003)

Eric A. Korman(1,2, 5)       June 2003   Senior Vice President, Mergers & Acquisitions,                 Nil
New York, New York           - present   InterActiveCorp, an interactive commerce company
Nominee of the Series                    (Dec. 2004 - present); other positions at
Two Preferred Shareholder                InterActiveCorp (Sept. 2001 - Dec. 2004); Principal
                                         and head of business development for ePartners
                                         Venture Capital, a $650 million venture fund (Jan.
                                         2000 - Apr. 2001)

Sean Moriarty (5)               N/A      Chief Operations Officer, Ticketmaster, a ticketing            Nil
Pasadena, California                     company (July 2004 -present) and Executive Vice
Nominee of the Series                    President, Product and Technology (July 2001 -
Two Preferred Shareholder                present); other positions at
                                         TicketmasterOnline-Citysearch (Dec. 1999 - July
                                         2001)

Richard Kang (5)                N/A      Senior Vice President, Strategy & Business                     Nil
New York, New York                       Development, InterActiveCorp, an interactive
Nominee of the Series Four               commerce company, Local & Media Services (June 2004
Preferred Shareholder                    - present); Managing Director, Confluence Capital, a
                                         private fund focused on technology in Pan-Asia
                                         region (May 2002 - May 2004); Venture Partner,
                                         Axalon Capital, a technology venture fund (June 2000
                                         - May 2002).

Notes:

(1)  Member of the Audit Committee; Mr. Carty serves as Chairman.

(2) Member of Human Resources and Corporate Governance Committee; Mr. Thompson serves as Chairman.

(3) Observer of both the Human Resources and Corporate Governance and Audit Committees.

(4) Mr. Lavine's holdings include 607,793 Common Shares held directly and 6,034,790 Common Shares held indirectly through The Eyeland Corporation, a 100%-owned personal holding company.

(5)  Nominee of Points Investments, Inc., an affiliate of InterActiveCorp.

Series Four Preferred Share

On April 4, 2004 the Corporation issued to Points Investments, Inc. one Series Four Preferred Share. Under its terms, the holder of the Series Four Preferred Share is entitled to elect one director, voting

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                                      -3-


separately as a series, and to vote on the election of directors collectively with the holders of the Common Shares. However, the issuance of the Series Four Preferred Share postdated the record date for the Meeting and accordingly the holder of the Series Four Preferred Share will not be entitled to elect a director at the Meeting or vote with the holders of the Common Shares on the election of directors. In recognition of this, Mr. Richard Kang, a nominee of the holder of the Series Four Preferred Share, has been put forward for election by the holders of the Common Shares and the holder of the Series Two Preferred Share, voting together as a single class.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation ("CANADIAN"). In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act.

                                 BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Supplement to the Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to the auditors of the Corporation.

          DATED as at April 22, 2005.


                                        /s/ Robert MacLean
                                        ----------------------------------------
                                        Robert MacLean
                                        Chief Executive Officer